                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


                                      FORM  11-K


(X)                    ANNUAL REPORT PURSUANT TO SECTION 15d OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

( )                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________  to  ____________


Commission file number 0-11757




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN
                           615 J.B. HUNT CORPORATE DRIVE
                              LOWELL, ARKANSAS  72745




B. Namer of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         J.B. HUNT TRANSPORT SERVICES, INC.
                           615 J.B. HUNT CORPORATE DRIVE
                              LOWELL, ARKANSAS  72745

                                   (501) 820-0000

                                REQUIRED INFORMATION


The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:


FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditors' Report

Statements of Net Assets Available for Benefits, December 31, 1997, and 1996

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1997, and 1996

Notes to Financial Statements, December 31, 1997, and 1996

Item 27(a) - Schedule of Assets Held for Investment Purposes, December 31, 1997

Item 27(d) - Schedule of Reportable Transactions, Year Ended December 31, 1997



EXHIBIT

23 - Independent Auditors' Consent



                                     SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                             J.B. HUNT TRANSPORT SERVICES, INC.
                             EMPLOYEE RETIREMENT PLAN


DATE:     7/7/98             BY:  /s/  Jerry W. Walton
                                  --------------------------------------------
                             Jerry W. Walton
                             Executive Vice President Finance
                             Chief Financial Officer of J.B. Hunt Transport
                             Services, Inc.
                             Administrator of the Retirement Plan and
                             member of Retirement Plan Investment
                             Committee

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                         Financial Statements and Schedules

                             December 31, 1997 and 1996

                    (With Independent Auditors' Report Thereon)

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                                 TABLE OF CONTENTS

                                                                       PAGE
Independent Auditors' Report                                              1

Statements of Net Assets Available for Benefits -
  December 31, 1997 and 1996                                              2

Statements of Changes in Net Assets Available for Benefits -
  Years ended December 31, 1997 and 1996                                  3


Notes to Financial Statements                                             4


Item 27(a) - Schedule of Assets Held for Investment Purposes -
  December 31, 1997                                                       15


Item 27(d) - Schedule of Reportable Transactions - Year ended
  December 31, 1997                                                       16

INDEPENDENT AUDITORS' REPORT




The Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan ("Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        KPMG Peat Marwick LLP


Little Rock, Arkansas
April 17, 1998

                        J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                  Statements of Net Assets Available for Benefits

                             December 31, 1997 and 1996

                                                                   1997           1996
                                                                (NOTE 7)        (NOTE 7)
                                                                --------        --------
Investments (note 3):
  Guaranteed interest account                                 $ 33,110,366     28,093,347
  Mutual funds                                                  55,076,429     37,365,983
  Common stock - J.B. Hunt Transport Services, Inc.              7,246,428      4,039,927
  Guaranteed investment contracts                                        -      2,524,559
  Participant notes receivable                                   9,584,738      7,542,885
                                                              ------------     ----------
       Total investments                                       105,017,961     79,566,701
                                                              ------------     ----------
Receivables:
  Contributions:
    Employer                                                       123,105         76,377
    Employee                                                       373,858        289,191
  Accrued investment income                                         14,896          7,925
                                                              ------------     ----------
       Total receivables                                           511,859        373,493
                                                              ------------     ----------
       Total assets                                            105,529,820     79,940,194

Corrective distributions payable to participants (note 6)          102,706        134,777
                                                              ------------     ----------
       Net assets available for benefits                      $105,427,114     79,805,417
                                                              ------------     ----------
                                                              ------------     ----------

See accompanying notes to financial statements.

                              J.B. HUNT TRANSPORT SERVICES, INC.
                                   EMPLOYEE RETIREMENT PLAN

                 Statements of Changes in Net Assets Available for Benefits

                             Years ended December 31, 1997 and 1996

                                                                  1997          1996
                                                                (NOTE 7)       (NOTE 7)
                                                                --------       --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments (note 3)    $  9,711,985      4,018,600
    Interest and dividends                                       3,480,515      2,829,239
                                                              ------------     ----------
                                                                13,192,500      6,847,839
                                                              ------------     ----------
  Contributions:
    Employer                                                     6,444,406      3,209,836
    Participants                                                16,038,066     14,134,686
                                                              ------------     ----------
                                                                22,482,472     17,344,522
                                                              ------------     ----------
      Total additions                                           35,674,972     24,192,361
                                                              ------------     ----------
Deductions from net assets attributed to:
  Benefits paid to participants                                  6,617,769      5,568,256
  Administrative expenses                                           68,380         57,462
  Transfers to other plans                                       3,367,126      4,011,036
                                                              ------------     ----------
      Total deductions                                          10,053,275      9,636,754
                                                              ------------     ----------
      Increase in net assets available for benefits             25,621,697     14,555,607


Net assets available for benefits:
  Beginning of year                                             79,805,417     65,249,810
                                                              ------------     ----------
  End of year                                                 $105,427,114     79,805,417
                                                              ------------     ----------
                                                              ------------     ----------

See accompanying notes to financial statements.

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996


(1)  DESCRIPTION OF PLAN

     The following brief description of the J.B. Hunt Transport Services, Inc. ("Company" or "Employer") Employee Retirement Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under
          Section 401(k) of the Internal Revenue Code. The Plan covers all participants from a prior plan as of December 31, 1994, and each current employee of the Company as of the first day of the payroll period coincident with or immediately following the date he or she has completed one year of eligibility service. Beginning January 1, 1998, employees will be eligible to participate immediately upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 1997, the Plan had 10,051 participants of which 8,464 were active.


     (b)  CONTRIBUTIONS

          Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Section 415(c) of the Internal Revenue Code). The Company contributes 100% of the first one percent of base compensation that a participant contributes to the Plan. Additionally, the Company contributes 50% of the next two percent of base compensation that a participant contributes to the Plan.

          Effective January 1, 1997, the Plan amended the Employer matching contributions as follows:

               PARTICIPANTS' SALARY              EMPLOYER
              REDUCTION CONTRIBUTION             MATCHING
              ----------------------             --------
                       1%                          .5%
                       2%                           1%
                       3%                          1.5%
                       4%                           2%
                       5%                          2.5%
                    6% - 16%                        3%

     Additional amounts may be contributed at the option of the Company's board of directors. No such additional amounts were contributed in 1997 or 1996.

                                                                     (CONTINUED)

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996


(c)  PARTICIPANT'S ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended December 31, 1997 and 1996 amounted to approximately $389,000 and $217,000, respectively, and were reallocated to accounts of existing participants in the subsequent fiscal year.

(d)  VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant's normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least five years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of five years of vesting service, the vesting percentages are as follows: 0 - 3 years - 0%; 3 - 4 years - 50%; 4 - 5 years - 75%.


(e)  INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:


          GUARANTEED INTEREST ACCOUNT - A group annuity insurance product issued by Prudential Insurance Company of America ("Prudential"). Contributions are invested in fixed income securities having short to intermediate maturities with the objective of providing stable, competitive interest rates based on current market conditions. A current interest rate is declared on each successive calendar quarter. That announced rate stays in effect through the end of the following calendar year for contributions received during that calendar quarter. The guaranteed rates for 1997 ranged from 6.0% to 6.7%.

          J.B. HUNT COMPANY STOCK FUND - Contributions are invested exclusively in Company common stock.

          MUTUAL FUNDS

          a. Longleaf Partners Fund - Southeastern Asset Management ("SAM") is the fund manager and invests in common stocks of a limited number of companies which SAM believes to have unrecognized intrinsic value with the objective of providing long-term capital appreciation.

                                                                     (Continued)

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996




     b. Active Balanced Fund - Jennison Associates Capital Corp. ("Jennison") is the fund manager and invests in a mix of equity securities, investment grade income securities and money market instruments with the objective of providing total returns approaching those of an equity portfolio but with less risk.

     c. International Stock Fund - Mercator Asset Management, L.P. ("Mercator") is the fund manager and invests in equity securities of companies that are incorporated, organized, or that do business outside of the United States with the objective of providing long-term growth of capital.

     d. Money Mart Assets - Prudential Management Fund, Inc. ("PMF") is the fund manager and invests in U.S. Government and agency obligations, bank certificates of deposit and commercial paper with the objective of providing maximum current income consistent with stability of capital and the maintenance of liquidity.

     e. Government Income Fund - PMF is the fund manager and invests in intermediate and long-term U.S. Government and agency obligations with the objective of providing high current income.

     f. Jennison Growth Fund - PMF is the fund manager and invests in equity securities of companies that exceed $1 billion in market capitalization with the objective of providing long-term growth of capital. Jennison furnishes investment advisory services under a Subadvisory Agreement with PMF.

     g. New Opportunities Fund - Putman Investment Management, Inc. is the fund manager and invests in debt and equity securities with the objective of providing long-term capital appreciation.

     h. Stock Index Fund - Prudential Diversified Investment Strategies is the fund manager and invests in a broad mix of equity securities that provide investment results that correspond to the price and yield performance of the Standard & Poor's 500 Composite Price Index.

During 1997, funds invested in a Transfer Guaranteed Fund were transferred to the Guaranteed Interest Account fund.

During 1996, funds previously invested in a Growth Stock Fund, Income Fund and Money Market Fund were transferred into the Jennison Growth Fund, Government Income Fund and Money Mart Assets Fund, respectively.

                                                                     (Continued)

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996



     (f)  PARTICIPANT NOTES RECEIVABLE

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent, (9.50% at December 31, 1997). Principal and interest is paid ratably through monthly payroll deductions.

     (g)  TRANSFERS TO OTHER PLANS

          During the years ended December 31, 1997 and 1996, respectively, the Plan transferred certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded at the fair value of the assets on the date transferred.

     (h)  PAYMENT OF BENEFITS

          On termination of service due to normal retirement, disability or death, a participant will receive a lump-sum amount in cash equal to the value of the participant's vested interest in his or her account.

          At December 31, 1997 and 1996, approximately $5,826,000 and $5,615,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who have withdrawn from participation in the Plan.

     (i)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               DECEMBER 31,
                                                        ---------------------------
                                                            1997            1996
                                                            ----            ----
               Net assets available for benefits per
                 the financial statements               $105,427,114     79,805,417
               Amounts allocated to withdrawing
                 participants                             (5,826,000)    (5,615,000)
                                                        ------------     ----------
               Net assets available for benefits per
                 the Form 5500                          $ 99,601,114     74,190,417
                                                        ------------     ----------
                                                        ------------     ----------

                                                                     (CONTINUED)

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996





(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements of the Plan are prepared under the accrual method of accounting.


     (b)  INVESTMENT VALUATION

          The Plan's investments are valued at fair value on December 31, 1997 and 1996. Purchases and sales of securities are recorded on a trade-date basis. The fair value for shares of the Guaranteed Interest Account is determined based on a comparison of the quarterly guaranteed interest rates to the interest rate being offered in the
          current quarter.    Shares of mutual funds are valued at quoted market
          prices which represent the net asset value of shares held by the Plan at year-end. Shares of J.B. Hunt Transport Services, Inc. common stock are valued at quoted market prices. Guaranteed investment contracts with insurance companies are stated at the contract values as reported to the Plan by the insurance companies, which approximates fair value. Net appreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. Participant notes receivable are carried at the unpaid principal balance which approximates fair value. The cost of securities sold is determined by the weighted average cost method.


     (c)  PAYMENT OF BENEFITS

          Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid.


     (d)  USE OF ESTIMATES

          Management of the Plan has made and used estimates and assumptions relating to the reporting of assets and liabilities and additions and deductions to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


     (e)  RECLASSIFICATIONS

          Certain reclassifications have been made to the 1996 financial statements to conform to the current year's presentation. Such reclassifications had no effect on the 1996 increase in net assets available for benefits.

                                                                  (Continued)

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996




(3)  INVESTMENTS

     The following table presents the fair value of investments. Investments representing 5% or more of the Plan's net assets are separately identified:

                                                                  DECEMBER 31
                                          ----------------------------------------------------------
                                                      1997                           1996
                                          ----------------------------     -------------------------
                                          NUMBER OF                         NUMBER OF
                                          SHARES OR            FAIR         SHARES OR        FAIR
                                            UNITS             VALUE           UNITS         VALUE
                                            -----             -----           -----         -----
Guaranteed Interest Account               29,564,225      $ 33,110,366     23,887,798    $28,093,347
                                                          ------------                   -----------
Mutual funds:
    Longleaf Partners Fund                   780,955        20,289,213        677,675     15,484,869
    Jennison Growth Fund                     878,119        12,039,009        581,227      6,643,428
    Active Balanced Fund                     548,293         7,160,712        424,875      5,323,680
    International Stock Fund                 442,983         7,831,933        366,418      6,295,067
    Other                                          -         7,755,562              -      3,618,939
                                          ----------      ------------     ----------    -----------
                                          ----------                       ----------
                                                            55,076,429                    37,365,983
                                                          ------------                   -----------

Common stock - J.B. Hunt
 Transport Services, Inc.                    386,476         7,246,428        288,566      4,039,927
Participant notes receivable                       -         9,584,738              -      7,542,885
                                          ----------      ------------     ----------    -----------
                                          ----------                       ----------
        Total                                             $105,017,961                   $77,042,142
                                                          ------------                   -----------
                                                          ------------                   -----------

The following represents guaranteed investment contracts which are included in the financial statements at contract values as reported to the Plan by the insurance companies:

                                                           DECEMBER 31
                                                      ----------------------
                                                      1997           1996
                                                      ----           ----
Lincoln National Life, (Policy #59938), 6.40%         $  -         1,636,671
Lincoln National Life, (Policy #59677), 6.40%            -           887,888
                                                      ----         ---------
                                                      $  -         2,524,559
                                                      ----         ---------
                                                      ----         ---------

                                                                  (Continued)

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996


     During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                DECEMBER 31
                                           ----------------------
                                              1997         1996
                                              ----         ----
                      Mutual funds         $7,992,362   4,695,535
                      Common stock          1,719,623    (676,935)
                                           ----------   ---------
                                           $9,711,985   4,018,600
                                           ----------   ---------
                                           ----------   ---------

(4)  PLAN TERMINATION


     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5)  RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of mutual funds managed by Jennison, Mercator, PMF and SAM. Prudential Defined Contribution Services, Inc. performs recordkeeping responsibilities for the Plan and Prudential Trust Company is the Plan trustee.

(6)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated December 4, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

     The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, employer contributions and allocations to participants' accounts of investment earnings are not taxable to participants when made or when credited to the participants' account. However, participant distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

     Discrimination tests for Plan year 1997, as described in Treasury Regulations Section 1.401(m), have been completed subsequent to December 31, 1997. As a result, approximately $103,000 of corrective distributions are required to be made to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a). The Plan's administrator intends to make such corrective distributions to preserve the Plan's tax exempt status.

     Discrimination tests for Plan year 1996, as previously described, were completed subsequent to December 31, 1996. As a result, approximately $135,000 of corrective distributions were made for the 1996 Plan year in order to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a).

                                                                     (Continued)

                         J.B. HUNT TRANSPORT SERVICES, INC.
                              EMPLOYEE RETIREMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996



(7) 401(k) FUNDS

Participants have the option to direct their investments into the following
funds.   An analysis of net assets available for benefits of each fund as of
December 31, 1997 and 1996 is presented below:

                                                    J.B. HUNT
                                     GUARANTEED      COMPANY     LONGLEAF     ACTIVE    INTERNATIONAL   MONEY
                                      INTEREST        STOCK      PARTNERS    BALANCED      STOCK         MART
                                       ACCOUNT        FUND         FUND        FUND         FUND        ASSETS
                                       -------        ----         ----        ----         ----        ------
December 31, 1997:
  Investments:
    Guaranteed interest account      $33,110,366           -             -           -            -            -
    Mutual funds                               -           -    20,289,213   7,160,712    7,831,933    2,549,016
    Common stock                               -   7,246,428             -           -            -            -
    Participant notes receivable       5,002,884     854,872     1,893,239     564,641      571,760       64,704
                                     -----------   ---------    ----------   ---------    ---------    ---------
      Total investments               38,113,250   8,101,300    22,182,452   7,725,353    8,403,693    2,613,720
                                     -----------   ---------    ----------   ---------    ---------    ---------
  Receivables:
    Contributions                        172,420      37,735       105,655      37,289       40,784       13,274
    Accrued investment income              5,168       1,131         3,167       1,118        1,222          398
                                     -----------   ---------    ----------   ---------    ---------    ---------
      Total receivables                  177,588      38,866       108,822      38,407       42,006       13,672
                                     -----------   ---------    ----------   ---------    ---------    ---------
      Total assets                    38,290,838   8,140,166    22,291,274   7,763,760    8,445,699    2,627,392

  Corrective distributions
    payable to participants              102,706           -             -           -            -            -
                                     -----------   ---------    ----------   ---------    ---------    ---------
      Net assets available
       for benefits                  $38,188,132   8,140,166    22,291,274   7,763,760    8,445,699    2,627,392
                                     -----------   ---------    ----------   ---------    ---------    ---------
                                     -----------   ---------    ----------   ---------    ---------    ---------

                                       GOVERNMENT  JENNISON        NEW         STOCK
                                         INCOME     GROWTH    OPPORTUNITIES    INDEX
                                          FUND       FUND          FUND         FUND      TOTAL
                                          ----       ----          ----         ----      -----
December 31, 1997:
  Investments:
    Guaranteed interest account                -           -             -           -   33,110,366
    Mutual funds                       3,048,345  12,039,009       773,721   1,384,480   55,076,429
    Common stock                               -           -             -           -    7,246,428
    Participant notes receivable         107,590     439,996        40,009      45,043    9,584,738
                                       ---------  ----------       -------   ---------  -----------
      Total investments                3,155,935  12,479,005       813,730   1,429,523  105,017,961
                                       ---------  ----------       -------   ---------  -----------
  Receivables:
    Contributions                         15,874      62,692         4,029       7,211      496,963
    Accrued investment income                476       1,879           121         216       14,896
                                       ---------  ----------       -------   ---------  -----------
      Total receivables                   16,350      64,571         4,150       7,427      511,859
                                       ---------  ----------       -------   ---------  -----------
      Total assets                     3,172,285  12,543,576       817,880   1,436,950  105,529,820

  Corrective distributions
    payable to participants                    -           -             -           -      102,706
                                       ---------  ----------       -------   ---------  -----------
      Net assets available
       for benefits                    3,172,285  12,543,576       817,880   1,436,950  105,427,114
                                       ---------  ----------       -------   ---------  -----------
                                       ---------  ----------       -------   ---------  -----------

                                                                                         (Continued)

                                 J.B. HUNT TRANSPORT SERVICES, INC.
                                      EMPLOYEE RETIREMENT PLAN

                                   Notes to Financial Statements

                                    December 31, 1997 and 1996

                                                                          J.B. HUNT
                                           GUARANTEED       TRANSFER       COMPANY        LONGLEAF        ACTIVE
                                            INTEREST       GUARANTEED       STOCK         PARTNERS       BALANCED
                                             ACCOUNT          FUND           FUND           FUND           FUND
                                             -------          ----           ----           ----           ----
December 31, 1996:
  Investments:
    Guaranteed interest account            $28,093,347             -              -               -              -
    Mutual funds                                     -             -              -      15,484,869      5,323,680
    Common stock                                     -             -      4,039,927               -              -
    Guaranteed investment contracts                  -     2,524,559              -               -              -
    Participant notes receivable             2,657,256     1,603,055        674,755       1,576,390        412,247
                                           -----------     ---------      ---------      ----------      ---------
      Total investments                     30,750,603     4,127,614      4,714,682      17,061,259      5,735,927
                                           -----------     ---------      ---------      ----------      ---------
Receivables:
  Contributions                                142,592        12,813         20,505          78,596         27,021
  Accrued investment income                      3,090           278            444           1,704            586
                                           -----------     ---------      ---------      ----------      ---------
      Total receivables                        145,682        13,091         20,949          80,300         27,607
                                           -----------     ---------      ---------      ----------      ---------
      Total assets                          30,896,285     4,140,705      4,735,631      17,141,559      5,763,534

Corrective distributions
 payable to participants                       134,777             -              -               -              -
                                           -----------     ---------      ---------      ----------      ---------
      Net assets available
       for benefits                        $30,761,508     4,140,705      4,735,631      17,141,559      5,763,534
                                           -----------     ---------      ---------      ----------      ---------
                                           -----------     ---------      ---------      ----------      ---------


                                          INTERNATIONAL      MONEY        GOVERNMENT      JENNISON
                                              STOCK           MART          INCOME         GROWTH
                                              FUND           ASSETS          FUND           FUND          TOTAL
                                              ----           ------          ----           ----          -----
December 31, 1996:
  Investments:
    Guaranteed interest account                      -             -              -               -     28,093,347
    Mutual funds                             6,295,067     1,658,102      1,960,837       6,643,428     37,365,983
    Common stock                                     -             -              -               -      4,039,927
    Guaranteed investment contracts                  -             -              -               -      2,524,559
    Participant notes receivable               401,464         9,193         35,393         173,132      7,542,885
                                             ---------     ---------      ---------        ---------    ----------
      Total investments                      6,696,531     1,667,295      1,996,230        6,816,560    79,566,701
                                             ---------     ---------      ---------        ---------    ----------
Receivables:
  Contributions                                 31,952         8,415          9,953           33,721       365,568
  Accrued investment income                        693           182            216              732         7,925
                                             ---------     ---------      ---------        ---------    ----------
      Total receivables                         32,645         8,597         10,169           34,453       373,493
                                             ---------     ---------      ---------        ---------    ----------
      Total assets                           6,729,176     1,675,892      2,006,399        6,851,013    79,940,194

Corrective distributions
 payable to participants                             -             -              -                -       134,777
                                             ---------     ---------      ---------        ---------    ----------
      Net assets available
       for benefits                          6,729,176     1,675,892      2,006,399        6,851,013    79,805,417
                                             ---------     ---------      ---------        ---------    ----------
                                             ---------     ---------      ---------        ---------    ----------

                                                                                                        (Continued)

                               J.B. HUNT TRANSPORT SERVICES, INC.
                                    EMPLOYEE RETIREMENT PLAN

                                  Notes to Financial Statements

                                   December 31, 1997 and 1996

An analysis of changes in net assets available for benefits for each fund for the years ended December 31, 1997 and 1996 is presented below:

                                                                      J.B. HUNT
                                        GUARANTEED      TRANSFER       COMPANY         LONGLEAF         ACTIVE       INTERNATIONAL
                                         INTEREST      GUARANTEED       STOCK          PARTNERS        BALANCED          STOCK
                                          ACCOUNT         FUND           FUND            FUND            FUND            FUND
                                          -------         ----           ----            ----            ----            ----
Year ended December 31, 1997:
  Additions to net assets
   attributed to:
     Investment income:
       Net appreciation in fair
        value of investments            $         -        91,106      1,719,623       4,235,815        732,321         300,237
       Interest and dividends             2,217,133             -        115,016         253,216        223,559         197,089
                                        -----------    ----------      ---------      ----------      ---------       ---------
                                          2,217,133        91,106      1,834,639       4,489,031        955,880         497,326
                                        -----------    ----------      ---------      ----------      ---------       ---------
     Contributions:
       Employer                           1,813,887         4,093        471,664         835,455        593,962         739,194
       Participants                       4,496,814             -      1,194,599       2,083,813      1,343,143       1,942,971
                                        -----------    ----------      ---------      ----------      ---------       ---------
                                          6,310,701         4,093      1,666,263       2,919,268      1,937,105       2,682,165
                                        -----------    ----------      ---------      ----------      ---------       ---------
         Total additions                  8,527,834        95,199      3,500,902       7,408,299      2,892,985       3,179,491
                                        -----------    ----------      ---------      ----------      ---------       ---------
Deductions from net assets
 attributed to:
  Benefits paid to
   participants                           2,718,044       276,314        369,744       1,127,546        440,360         543,393
  Administrative expenses                    49,278           341            621             868          3,328           1,816

  Transfers to other Plans                  951,755        25,690        170,401         922,970        297,762         307,099
                                        -----------    ----------      ---------      ----------      ---------       ---------
         Total deductions                 3,719,077       302,345        540,766       2,051,384        741,450         852,308
                                        -----------    ----------      ---------      ----------      ---------       ---------
Transfers                                 2,617,867    (3,933,559)       444,399        (207,200)      (151,309)       (610,660)
                                        -----------    ----------      ---------      ----------      ---------       ---------
Increase (decrease) in net assets
 available for benefits                   7,426,624    (4,140,705)     3,404,535       5,149,715      2,000,226       1,716,523

Net assets available for benefits
 at beginning of year                    30,761,508     4,140,705      4,735,631      17,141,559      5,763,534       6,729,176
                                        -----------    ----------      ---------      ----------      ---------       ---------
Net assets available for benefits
 at end of year                         $38,188,132             -      8,140,166      22,291,274      7,763,760       8,445,699
                                        -----------    ----------      ---------      ----------      ---------       ---------
                                        -----------    ----------      ---------      ----------      ---------       ---------

                                           MONEY         GOVERNMENT    JENNISON           NEW           STOCK
                                           MART            INCOME       GROWTH       OPPORTUNITIES      INDEX
                                          ASSETS            FUND         FUND             FUND           FUND            TOTAL
                                          ------            ----         ----             ----           ----            -----

Year ended December 31, 1997:
  Additions to net assets
   attributed to:
     Investment income:
       Net appreciation in fair
        value of investments                      -        72,796      2,364,130          80,480        115,477       9,711,985
       Interest and dividends               142,222       204,455        105,217           4,366         18,242       3,480,515
                                          ---------     ---------     ----------         -------       ---------    -----------
                                            142,222       277,251      2,469,347          84,846        133,719      13,192,500
                                          ---------     ---------     ----------         -------       ---------    -----------
     Contributions:
       Employer                             308,501       344,575      1,012,599         140,235        180,241       6,444,406
       Participants                         808,973       890,512      2,652,921         273,564        350,756      16,038,066
                                          ---------     ---------     ----------         -------       ---------    -----------
                                          1,117,474     1,235,087      3,665,520         413,799        530,997      22,482,472
                                          ---------     ---------     ----------         -------       ---------    -----------
         Total additions                  1,259,696     1,512,338      6,134,867         498,645        664,716      35,674,972
                                          ---------     ---------     ----------         -------       ---------    -----------
Deductions from net assets
 attributed to:
  Benefits paid to
   participants                             197,704       185,208        720,986          15,278         23,192       6,617,769
  Administrative expenses                     2,832         2,232          5,877              55          1,132          68,380

  Transfers to other Plans                  143,112        78,710        399,600           1,532          68,495      3,367,126
                                          ---------     ---------     ----------         -------       ---------    -----------
         Total deductions                   343,648       266,150      1,126,463          16,865          92,819     10,053,275
                                          ---------     ---------     ----------         -------       ---------    -----------
Transfers                                    35,452       (80,302)       684,159         336,100         865,053              -
                                          ---------     ---------     ----------         -------       ---------    -----------
Increase (decrease) in net assets
 available for benefits                     951,500     1,165,886      5,692,563         817,880       1,436,950     25,621,697

Net assets available for benefits
 at beginning of year                     1,675,892     2,006,399      6,851,013               -               -     79,805,417
                                          ---------     ---------     ----------         -------       ---------    -----------
Net assets available for benefits
 at end of year                           2,627,392     3,172,285     12,543,576         817,880       1,436,950    105,427,114
                                          ---------     ---------     ----------         -------       ---------    -----------
                                          ---------     ---------     ----------         -------       ---------    -----------

                                                                                                                    (Continued)

                            J.B. HUNT TRANSPORT SERVICES, INC.
                                 EMPLOYEE RETIREMENT PLAN

                               Notes to Financial Statements

                                December 31, 1997 and 1996

                                                                   J.B. HUNT
                                        GUARANTEED     TRANSFER     COMPANY        LONGLEAF         ACTIVE      INTERNATIONAL
                                          INTEREST    GUARANTEED     STOCK         PARTNERS        BALANCED         STOCK
                                          ACCOUNT        FUND         FUND          FUND             FUND            FUND
                                          -------        ----         ----          ----             ----            ----

Year ended December 31, 1996:

  Additions to net assets
   attributed to:
     Investment income:
       Net appreciation
        (depreciation) in fair
        value of investments           $         -       260,766    (676,935)      2,487,602        370,610        766,734
       Interest and dividends            1,778,558        45,823      79,031         318,903        194,834        168,890
                                       -----------    ----------   ---------      ----------      ---------      ---------
                                         1,778,558       306,589    (597,904)      2,806,505        565,444        935,624
                                       -----------    ----------   ---------      ----------      ---------      ---------
  Contributions:
     Employer                            1,164,568        (5,740)    220,560         340,497        267,195        379,765
     Participants                        4,370,573        16,249     975,845       1,825,625      1,281,276      1,757,985
                                       -----------    ----------   ---------      ----------      ---------      ---------
                                         5,535,141        10,509   1,196,405       2,166,122      1,548,471      2,137,750
                                       -----------    ----------   ---------      ----------      ---------      ---------
          Total additions                7,313,699       317,098     598,501       4,972,627      2,113,915      3,073,374
                                       -----------    ----------   ---------      ----------      ---------      ---------
  Deductions from net assets
   attributed to:

     Benefits paid to
      participants                       2,066,700       592,309     276,655       1,215,193        336,024        458,901
     Administrative expenses               (27,888)        2,258      14,577          19,757         10,691         10,079
     Transfers to other Plans            1,497,461       468,234      96,748         907,107        305,097        325,140
                                       -----------    ----------   ---------      ----------      ---------      ---------
          Total deductions               3,536,273     1,062,801     387,980       2,142,057        651,812        794,120
                                       -----------    ----------   ---------      ----------      ---------      ---------
Transfers                                4,463,428    (4,788,006)    532,148        (113,473)      (262,572)       (41,717)
                                       -----------    ----------   ---------      ----------      ---------      ---------
Increase (decrease) in net assets
 available for benefits                  8,240,854    (5,533,709)    742,669       2,717,097      1,199,531      2,237,537

Net assets available for benefits
 at beginning of year                   22,520,654     9,674,414   3,992,962      14,424,462      4,564,003      4,491,639
                                       -----------    ----------   ---------      ----------      ---------      ---------
Net assets available for benefits
 at end of year                        $30,761,508     4,140,705   4,735,631      17,141,559      5,763,534      6,729,176
                                       -----------    ----------   ---------      ----------      ---------      ---------
                                       -----------    ----------   ---------      ----------      ---------      ---------



                                            MONEY     GOVERNMENT  JENNISON       GROWTH                        MONEY
                                             MART       INCOME     GROWTH        STOCK          INCOME         MARKET
                                            ASSETS       FUND       FUND         FUND            FUND           FUND        TOTAL
                                            ------       ----       ----         ----            ----           ----        -----
Year ended December 31, 1996:

  Additions to net assets
   attributed to:
     Investment income:
       Net appreciation
        (depreciation) in fair
        value of investments                     -      34,470     278,229      497,124              -              -     4,018,600
       Interest and dividends               29,951      45,394      25,242       57,294         18,378         66,941     2,829,239
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
                                            29,951      79,864     303,471      554,418         18,378         66,941     6,847,839
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
  Contributions:
     Employer                               45,197      49,317     134,256      340,245        149,169        124,807     3,209,836
     Participants                          206,392     228,305     686,631    1,605,974        634,888        544,943    14,134,686
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
                                           251,589     277,622     820,887    1,946,219        784,057        669,750    17,344,522
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
          Total additions                  281,540     357,486   1,124,358    2,500,637        802,435        736,691    24,192,361
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
  Deductions from net assets
   attributed to:

     Benefits paid to
      participants                          42,627      50,196     103,672      242,344         89,693         93,942     5,568,256
     Administrative expenses                 3,033       3,207       7,676        6,795          2,762          4,515        57,462
     Transfers to other Plans               40,266      67,607     101,429      121,167         45,264         35,516     4,011,036
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
          Total deductions                  85,926     121,010     212,777      370,306        137,719        133,973     9,636,754
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
Transfers                                1,480,278   1,769,923   5,939,432   (5,468,812)    (1,966,006)    (1,544,623)            -
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
Increase (decrease) in net assets
 available for benefits                  1,675,892   2,006,399   6,851,013   (3,338,481)    (1,301,290)      (941,905)   14,555,607

Net assets available for benefits
 at beginning of year                            -           -           -    3,338,481      1,301,290        941,905    65,249,810
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
Net assets available for benefits
 at end of year                          1,675,892   2,006,399   6,851,013            -              -              -    79,805,417
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------
                                         ---------   ---------   ---------   ----------     ----------     ----------    ----------

                                                                    SCHEDULE 1

                            J.B. HUNT TRANSPORT SERVICES, INC.
                                EMPLOYEE RETIREMENT PLAN

               Item 27(a) - Schedule of Assets Held for Investment Purposes

                                   December 31, 1997

                                                                                UNITS
                                                                              OR NUMBER                       CURRENT
        ISSUER OR BORROWER                   DESCRIPTION                      OF SHARES       COST             VALUE
        ------------------                   -----------                      ---------       ----             -----
*The Prudential Insurance Company     Guaranteed Interest Account                     -    $33,110,366      33,110,366
   of America
                                                                              ---------
                                                                              ---------
                                      Mutual funds:
 Southeastern Asset Management Fund       Longleaf Partners Fund                780,955     16,786,360      20,289,213

 Putnam Investment Management, Inc.       Putnam New Opportunities Fund          15,903        724,849         773,721

*Prudential Management Fund, Inc.         Stock Index Fund                       63,362      1,310,514       1,384,480
                                          Jennison Growth Fund                  878,119      10,787,986     12,039,009
                                          Active Balanced Fund                  548,293       6,768,256      7,160,712
                                          International Stock Fund              442,983       7,298,072      7,831,933
                                          Money Mart Assets                   2,548,997       2,549,016      2,549,016
                                          Government Income Fund                337,206       2,956,763      3,048,345
                                                                              ---------
                                                                              ---------
*J.B. Hunt Transport Services, Inc.   Common stock - J.B. Hunt Transport
                                        Services, Inc.                          386,476       6,241,320      7,246,428
                                                                              ---------
                                                                              ---------
                                      Participant notes receivable,
                                        9.25% - 10.00%                                -       9,584,738      9,584,738
                                                                              ---------     -----------    -----------
                                                                              ---------
                                                                                            $98,118,240    105,017,961
                                                                                            -----------    -----------
                                                                                            -----------    -----------
*Parties-in-interest

See accompanying independent auditors' report.

                                                                    SCHEDULE 2

                           J.B. HUNT TRANSPORT SERVICES, INC.
                                EMPLOYEE RETIREMENT PLAN

                   Item 27(d) - Schedule of Reportable Transactions

                             Year ended December 31, 1997

                                                                                 EXPENSES                   CURRENT
                                                                                 INCURRED                  VALUE ON
                                      PURCHASE         SELLING         LEASE       WITH                   TRANSACTION         NET
          DESCRIPTION                  PRICE            PRICE          RENTAL   TRANSACTION    COST           DATE           GAIN
          -----------                  -----            -----          ------   -----------    ----           ----           ----
*Guaranteed Interest Account:
    Purchases                       $15,227,503               -          -            -     15,227,503     15,227,503             -
    Sales                                     -      10,210,484          -            -     10,210,484     10,210,484             -
 Mutual Funds:
    *Jennison Growth Fund:
       Purchases                      7,272,358               -          -            -      7,272,358      7,272,358             -
       Sales                                  -       3,224,225          -            -      2,870,075      3,224,225       354,150

    *Longleaf Partners Fund:
       Purchases                      7,458,481               -          -            -      7,458,481      7,458,481             -
       Sales                                  -       4,679,518          -            -      3,834,383      4,679,518       845,135

*Parties-in-interest

See accompanying independent auditors' report.